UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LaSalle Hotel Properties

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

517942108

(CUSIP Number)

Jon E. Bortz

Pebblebrook Hotel Trust

7315 Wisconsin Avenue, 1100 West

Bethesda, MD 20814

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David C. Wright, Esq.

Mark Wickersham, Esq.

Hunton Andrews Kurth LLP

Riverfront Plaza, East Tower

951 East Byrd Street, Suite 200

Richmond, VA 23219

June 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.         Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D filed with the SEC by Pebblebrook Hotel Trust, a Maryland real estate investment trust (“Pebblebrook”), and Pebblebrook Hotel, L.P., a Delaware limited partnership (the “Operating Partnership”), which is the operating partnership of Pebblebrook and of which Pebblebrook is the sole general partner, (the “Schedule 13D”) relating to the common shares of beneficial interest, $0.01 par value per share, of LaSalle Hotel Properties (“Common Shares”), a Maryland real estate investment trust (the “Issuer”).  The address of the Issuer’s principal executive offices is 7550 Wisconsin Avenue, 10th Floor, Bethesda, MD 20814.  Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On July 10, 2018, Pebblebrook filed a preliminary proxy statement with the SEC soliciting proxies from shareholders of the Issuer to vote “AGAINST” all three of the proposals to be voted on at the special meeting of shareholders of LaSalle and at any continuation, adjournment, postponement or rescheduling thereof (the “Special Meeting”) relating to the proposed merger of LaSalle with and into BRE Landmark L.P. (“BRE”), an affiliate of The Blackstone Group L.P. (the “Proposed BRE Merger”): (i) the proposal (the “BRE Proposal”) to approve the Proposed BRE Merger and the other transactions contemplated by the Agreement and Plan of Merger, dated as of May 20, 2018 and as it may be amended from time to time, among LaSalle, LaSalle Hotel Operating Partnership, L.P., BRE Landmark Parent L.P., BRE and BRE Landmark Acquisition L.P. (the “BRE Merger Agreement”); (ii) the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to LaSalle’s named executive officers that is based on or otherwise relates to the Proposed BRE Merger (the “Payout Proposal”); and (iii) the proposal to approve any adjournment of the Special Meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the Special Meeting to approve the BRE Proposal (the “Adjournment Proposal”).

Pebblebrook intends to solicit proxies “AGAINST” each of the BRE Proposal, the Payout Proposal and the Adjournment Proposal.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY PEBBLEBROOK FROM THE SHAREHOLDERS OF LASALLE HOTEL PROPERTIES WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LASALLE HOTEL PROPERTIES AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY PEBBLEBROOK WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEBBLEBROOK HOTEL TRUST

By:	/s/ Raymond D. Martz		Date: July 10, 2018
Name:	Raymond D. Martz
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PEBBLEBROOK HOTEL, L.P.

By: Pebblebrook Hotel Trust, its general partner

	By:	/s/ Raymond D. Martz	Date: July 10, 2018
	Name:	Raymond D. Martz
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer